SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2004

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IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 9. REGULATION FD DISCLOSURE

On July 29, 2004, Irwin Financial Corporation announced its Second Quarter 2004 Earnings Conference Call as described in the news release attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: July 29, 2004   By: /s/ GREGORY F. EHLINGER

—————————————————————————

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued July 29, 2004

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

July 29, 2004   For immediate release

**IRWIN FINANCIAL CORPORATION ANNOUNCES
SECOND QUARTER 2004 EARNINGS CONFERENCE CALL**

(Columbus, IN) IRWIN FINANCIAL CORPORATION (NYSE: IFC) intends to release
its Second Quarter operating results on July 30, 2004.

At 1:00 p.m. EST, 12:00 p.m. CST, on July 30th, the Corporation will hold a conference call
to review results. The toll-free number for the call will be (866) 868-1109; please tell the
operator you would like to join the Irwin Financial call. A company news release regarding
the topic of the call will be available on PRNewswire and on the Irwin Financial website
before the call. Greg Ehlinger, Senior Vice President and CFO of Irwin Financial
Corporation, and Will Miller, CEO, Irwin Financial Corporation, will be the speakers on the
call. A replay of the call will be available by calling (877) 213-9653, passcode 9463617#.

Information provided and statements made during the call that are not purely historical are
forward-looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995, including statements of the company's expectations, hopes, beliefs and intentions
on strategies for the future. It is important to note that the company's actual future results
could differ materially from those projected in such forward-looking statements because of a
number of factors, including, but not limited to, general economic, business and financial
conditions, governmental action, competitor activity, expense volatility, changes in applicable
accounting policies or principles, and other risks detailed from time to time in IFC Securities
and Exchange Commission filings.

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized
financial services companies organized as a bank holding company, with a history tracing to
1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin
Home Equity Corporation, Irwin Union Bank, Irwin Ventures, and Irwin Commercial Finance
Corporation -- provides a broad range of financial services to consumers and small businesses
in selected markets in the United States and Canada.